UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 29, 2010

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: July 5, 2010

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
---
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL RECOVERS 66 CARAT STONE FROM HOLPAN,
124 AND 145 CARAT STONES FROM SAXENDRIFT
And Presents Year to Date Diamond Sales Information

June 29, 2010, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSXV: RDI; JSE: RDI; OTCBB: RDIAF) reports details of large stones recovered from its Holpan and Saxendrift operations, as well as 2010 calendar year to date rough diamond sales.

Rockwell currently operates the Holpan and Klipdam mines north of Kimberley, and the Saxendift mine on the Middle Orange River ("MOR") southwest of Kimberley. The Wouterspan mine, also located on the MOR, is currently on care and maintenance. All of these operations are located in the Northern Cape Province of South Africa.

Large Diamonds of over 50 carats

During April and May 2010, Rockwell recovered three large gemstone diamonds from its Holpan and Saxendrift operations.

A 66-carat stone clean white (colour E to F) elongated and slightly flattened stone with minor inclusions was recovered from the Holpan operation during April 2010.

At Saxendrift, stones of 124 and 145 carats were recovered during May 2010.

•          The 124-carat stone is F to G in colour, blocky and resorbed in shape and appearance, and has a line of inclusion set along an internal flaw.

•         The 145-carat Saxendrift stone is a light yellow ("Cape"), with rounded octahedral shape and inclusions.

These large stones have been sold into Rockwell's joint venture agreement with Steinmetz Diamond Group ("SDG") and, once manufactured and sold as polished goods, will provide additional profit share revenue to the Company.

Year to Date Diamond Sales

Results of Rockwell calendar year to date diamond sales are presented below. These sales and revenues have come from a combination of tenders, sale of special stones into the Company's joint venture beneficiation and profit share arrangement with SDG and sales to the South African State Diamond Trader. In its most recent diamond sale, the Company achieved an average of US$1,735 per carat which was achieved from the sale of 3,034.30 carats. The year to date average for Rockwell diamond production is about US$1,216 per carat which is 19% below Rockwell's long term average of US$1,500 per carat.

During the year to date, the Company has also received approximately US$1.27 million as its portion of profit share from stones that have been beneficiated in terms of Rockwell's agreement with SDG. This profit share has been derived from stones sold into the SDG beneficiation agreement in November 2009 and February 2010. The Company has a large number of +10 carat stones currently undergoing beneficiation and sales with SDG and expects to achieve a regular income flow from this source during fiscal 2011.

Rockwell has also had three tender sales so far in calendar 2010 during the months of February, April and May. Average results from total sales for each operation are tabulated below, followed by results for each sale.

Mine	Carats	Revenue US$	US$/carat
Holpan	3,438.09	$ 3,737,203.83	$1,087
Klipdam	4,824.02	$ 2,547,082.56	$ 528
Saxendrift	4,960.58	$ 9,782,263.76	$1,972
GRAND TOTAL	13,222.69	$16,066,550.15	$1,216

February 2010 Diamond Sale

During February, Rockwell sold some 5,887.57 carats, including 70 stones of larger than 10 carats in size. The average price achieved for this sale was US$1,154 per carat. Details of the sales prices achieved for the different operations are shown in the table below.

Mine	Carats	Revenue US$	US$/carat
Holpan	1,183.27	$1,114,640.34	$ 942
Klipdam	2,315.05	$1,264,017.30	$ 546
Saxendrift	2,497.70	$4,490,864.46	$1,798
TOTALS	5,996.02	$6,919,407.08	$1,154

April 2010 Diamond Sale

In April, the Company undertook a sale of 3,592.40 carats, including 31 stones of larger than 10 carats. The smaller average stone size of this parcel and fewer stones of +10 carats in comparison to the February and May parcels resulted in a lower overall average price per carat achieved for this production parcel.

Mine	Carats	Revenue US$	US$/carat
Holpan	1,435.20	$ 1,077,835.20	$ 751
Klipdam	1,217.54	$ 525,977.28	$ 432
Saxendrift	1,539.63	$ 2,053,550.82	$1,513
TOTALS	4,192.37	$ 3,933,272.67	$ 938

May 2010 Diamond Sale

In late May, Rockwell sold a parcel of 3,034.30 carats, including 24 stones of larger than 10 carats. A stone of 66 carats from Holpan and two stones larger than 100 carats from Saxendrift were included in this sale. The average price achieved for this sale was US$1,735 per carat.

Mine	Carats	Revenue US$	US$/carat
Holpan	819.62	$1,545,803.32	$1,885
Klipdam	1,291.43	$ 759,360.84	$ 587
Saxendrift	923.25	$2,959,016.25	$3,204
TOTALS	3,034.30	$5,264,510.50	$1,735

Rockwell Production Profile and Large Diamonds

Overall, the diamonds recovered and sold by Rockwell in 2010 has been in line with the Company's predicted production profile, and is characterized by a high proportion of diamonds of larger than 2 carats in size, and regular recovery of stones of larger than 50 and 100 carats.

In the year to date, Rockwell has recovered 125 stones of larger than 10 carats in size. This included the 66-carat stone from Holpan, and two gemstones of over 100 carats from Saxendrift. A 100-carat boart or industrial stone was also recovered from Klipdam. The average price for Klipdam production is currently below the budgeted value though this is not uncommon in low grade alluvial deposits of this nature where overall diamond quality is typically variable in nature. Recently, there has been improvement in the quality of stones recovered at Klipdam. Although the 100-carat stone recovered from this mine was a boart, it indicates the ongoing presence of large stones in this deposit. The largest stone recovered from this deposit by Rockwell was a 189.6 carat white gemstone in late 2008.

Polished Diamond Sales

Polished diamond prices have an impact of rough diamond sales and have shown steady improvement in 2010 so far, which is encouraging for Rockwell and the industry overall. According to IDEX Online Research reports, global polished diamond prices have continued to recover in May, extending a trend that began in the last quarter of calendar 2009. The IDEX index for polished sales stood at an average of 116.5 for the month of May 2010, representing a 7.1 percent increase over a year ago, and a 1.6 percent rise over the average price for April 2010.

President and CEO John Bristow commented, " The Company is encouraged by the strength and resilience of the rough diamond market through the first six months of 2010 and the improvement in prices in almost all categories of Rockwell's production. The firming of polished prices is equally positive for the market. Although we anticipate a normal seasonal slowdown in sales during the forthcoming European and North American summer vacations, we expect the market to show some further strengthening in the later part of the year in the lead up to the Thanksgiving and Christmas holidays in 2010. "

For further information on Rockwell and its operations in South Africa, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.
John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.